Issuer Free Writing Prospectus	Filed Pursuant to Rule 433
Registration No. 333-150290
May 20, 2008

Amgen Inc.

TERM SHEET

Dated May 20, 2008

$500,000,000   6.15% Senior Notes due 2018

This term sheet relates only to the securities described below and supplements and should be read together with the preliminary prospectus supplement, dated May 20, 2008 and the accompanying prospectus (including the documents incorporated by reference in the accompanying prospectus) relating to these securities.

Issuer:	Amgen Inc.
Ranking:	Senior Unsecured
Size:	$500,000,000
Maturity Date:	June 1, 2018
Coupon:	6.150%
Price to Public:	99.828%
Yield to Maturity:	6.173%
Treasury Benchmark:	3.875% due May 15, 2018
Spread to Benchmark:	240 bps
Interest Payment Dates:	June 1 and December 1, commencing December 1, 2008
Net Proceeds to Issuer:	$497,515,000
Capitalization Table Items as of March 31, 2008 (as adjusted):	Cash, cash equivalents and marketable securities: $8,638
Floating Rate Notes: $1,000
2018 notes and 2038 notes offered hereby: $998
Total long-term debt: $10,175
Total capitalization: $30,262
Trade Date:	May 20, 2008
Settlement Date:	May 23, 2008 (T+3)
CUSIP:	031162 AX8
ISIN:	US031162AX83
Denominations:	$2,000 x $1,000
Ratings:	Moody’s: A3 (Stable Outlook) S&P: A+ (Negative Outlook) Fitch: A (Stable)
Underwriters:	Joint Book-Running Managers:
Goldman, Sachs & Co.
Merrill Lynch, Pierce, Fenner & Smith Incorporated Barclays Capital Inc.
Co-Managers:

Banc of America Securities LLC

Citigroup Global Market Inc.

Credit Suisse Securities (USA) LLC

Deutsche Bank Securities Inc.

J.P. Morgan Securities Inc.

Lehman Brothers Inc.

Mitsubishi UFJ Securities International plc

Morgan Stanley & Co. Incorporated

UBS Securities LLC

Greenwich Capital Markets, Inc.

Daiwa Securities America Inc.

Amgen Inc. has filed a registration statement (including a prospectus dated as of April 17, 2008) and a prospectus supplement dated as of May 20, 2008 with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents Amgen Inc. has filed with the SEC for more complete information about the issuer and this offering. You should rely on the prospectus, prospectus supplement and any relevant free writing prospectus or term sheet for complete details. You may get these documents for free by visiting the SEC Web site at www.sec.gov. Alternatively, copies of the prospectus and the prospectus supplement may be obtained from Goldman, Sachs & Co., Prospectus Department, by calling 866-471-2526, Merrill Lynch, Pierce, Fenner & Smith Incorporated by calling 866-500-5408 or Barclays Capital Inc. by calling 888-227-2275, Ext. 2663.

The security ratings above are not a recommendation to buy, sell or hold the securities offered hereby. The ratings may be subject to revision or withdrawal at any time by Moody’s, S&P and Fitch. Each of the security ratings above should be evaluated independently of any other security rating.